NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Canada) - Continuous Disclosure Obligations, LUNDIN MINING CORPORATION (the "Corporation") advises that:

1.     in order that the Corporation and its subsidiaries have the same auditor, it proposes not to re-appoint its auditor, Deloitte & Touche LLP, Chartered Accountants, of Suite 2100 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4 (the "Former Auditor") at the next annual meeting of shareholders of the Corporation scheduled to be held on May 25, 2005;

2.     it is proposed that the shareholders of the Corporation appoint, at the annual meeting of shareholders, KPMG LLP, Chartered Accountants, of Suite 3300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B2, as auditor of the Corporation in the place and stead of Deloitte & Touche LLP, Chartered Accountants, until the close of the next annual meeting of shareholders of the Corporation;

3.     there have been no reservations contained in the reports of Deloitte & Touche LLP in connection with:

(a)    the audits of the two most recently completed fiscal years; and

(b)    any period subsequent to the most recently completed period for which an audit report was issued and preceding April 19, 2005;

4.     there have been no reportable disagreements between the Corporation and Deloitte & Touche LLP and there have been no qualified opinions or denials of opinions of Deloitte & Touche LLP;

5.     the termination of Deloitte & Touche LLP and the appointment of KPMG LLP was considered and approved by the Corporation's Audit Committee, which has reviewed all the documents relating to this change of auditor.

DATED at Vancouver, British Columbia, this 19th day of April, 2005.

LUNDIN MINING CORPORATION

Per:
Karl-Axel Waplan
President
Lundin Mining Corporation

2101 - 885 West Georgia Street	Hovslagargatan 5	Email:	info@lundinmining.com
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden	Website:	lundinmining.com
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70	Symbol:	LUN (TSX) LUMI (Nya Marknaden)
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71	Corp. No.:	306723-8